SECURITIES AND EXCHANGE COMMISSION

06008083

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH. D.C. 209 SECTION

SEC FILE NUMBER
8-~~00628~~ 2428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fifth Third Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati (City) Ohio (State) 45263 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holli J. Alexander 513-358-9710 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

250 East Fifth Street (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

mk 6/14

OATH OR AFFIRMATION

We, Phillip E. Chambers and Holli J. Alexander, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fifth Third Securities, Inc. for the year ended December 31, 2005, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Financial & Operations Principal

Subscribed and sworn to before me
this 27th day of February, 2006

Colleen Barnes Huffer
Notary Public

COLLEEN BETH BARNES HUFFER
Notary Public, State of Ohio
My Commission Expires Feb. 10, 2010

This report contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Shareholder's Equity
(x) (f) Statement of Liabilities Subordinated to Claims of General Creditors
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(x) (i) Computation Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation [not applicable]
(x) (l) An Oath or Affirmation
( ) (m) Copy of the SIPC Supplemental Report [not required]
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

Fifth Third Securities, Inc.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

Statement of Financial Condition as of December 31, 2005, Independent Auditor's Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

SEC File Number 8-000628

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
P.O. Box 5340
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Fifth Third Securities, Inc.

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation"), a wholly-owned subsidiary of Fifth Third Bank, as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fifth Third Securities, Inc. and subsidiaries at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2006

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

Assets	
Cash segregated for the exclusive benefit of customers	$ 15,430,557
Receivable from clearing broker	33,940,977
Receivable from the Bancorp	8,553,341
Other receivables	4,700,403
Securities owned, at market value	117,053,720
Property and equipment, net of $2,017,613 accumulated depreciation	1,405,879
Goodwill and intangible assets	48,292,353
Federal income tax receivable from the Bancorp	4,779,688
Deferred income taxes	2,401,382
Other assets	1,660,016
Total Assets	$ 238,218,316
Liabilities and Shareholder's Equity	
Accounts payable	$ 660,958
Payable to clearing broker	44,357,772
Other liabilities	19,876,870
Payable to Parent Company	26,488,075
Securities sold, not yet purchased	29,368,814
Subordinated liabilities	899,455
Total Liabilities	121,651,944
Shareholder's Equity	
Capital stock—$100 par value, authorized 17,375 shares, issued and outstanding 7,619 shares	761,900
Additional paid-in capital	129,083,639
Accumulated deficit	(13,279,167)
Total Shareholder's Equity	116,566,372
Total Liabilities and Shareholder's Equity	$ 238,218,316

See notes to statement of financial condition.

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fifth Third Securities, Inc. (the "Corporation"), a registered broker-dealer, is a wholly-owned subsidiary of Fifth Third Bank (the "Parent Company"). The Parent Company is, in turn, a wholly-owned subsidiary of a wholly-owned subsidiary of Fifth Third Bancorp ("Bancorp"). In its capacity as a broker-dealer, the Corporation executes principal transactions, agency transactions and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located in the New York area and throughout the midwestern United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the midwestern and southeastern United States.

Cash segregated for the exclusive benefit of customers represents cash deposited in a special reserve bank account for the benefit of customers as required by Rule 15c3-3(e) under the Securities Exchange Act of 1934.

Marketable securities owned and securities sold, not yet purchased, are recorded at quoted market value, with related changes reflected in results of operations for the period. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Corporation. At December 31, 2005, these securities primarily consisted of certificates of deposit and had an estimated fair value of $5.7 million. Total securities at December 31, 2005, consist of the following:

	Owned	Sold—Not Yet Purchased
Marketable securities:		
State and municipal obligations	$ 27,114,119	$ 140,316
US government obligations	64,107,462	27,251,721
Corporate obligations	9,513,233	162,558
Stocks and warrants	281,438	415
Money market investments	10,337,434	0
Non-marketable investments	5,700,034	1,813,804
Total marketable and non-marketable securities	$ 117,053,720	$ 29,368,814

Security transactions and related revenues and expenses are recorded in the accounts on a trade date basis.

Investment banking revenue is recorded on the offering date or, in the case of underwriting fees, at the time the underwriting is completed and the income is reasonably determinable. Trading gains and losses are recorded using the first-in, first-out method.

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123*. This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. This Statement was effective for financial statements for fiscal years ending after December 15, 2002. Effective January 1, 2004, the Corporation adopted the fair value recognition provisions of SFAS No. 123 using the retroactive restatement method described in SFAS No. 148.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment." This Statement requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award with the cost to be recognized over the service period. This Statement is effective for financial statements as of the beginning of the first interim or annual reporting period of the first fiscal year that begins after June 15, 2005. As the Corporation has previously adopted the fair value recognition provisions of SFAS No. 123 and the retroactive restatement method described in SFAS No. 148, the adoption of this Statement will not have a material impact on the Corporation's financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Corporation clears all of its transactions through a clearing broker on a fully disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

3. FEDERAL INCOME TAX

The Corporation's taxable income is included in the consolidated federal income tax return of the Bancorp. The Bancorp's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are

expected to affect taxable income. Deferred tax assets at December 31, 2005, relate primarily to stock-based compensation expense, deferred compensation, and other liabilities which are not deductible in determining taxable income. No significant deferred tax liabilities exist at December 31, 2005. No valuation allowance has been established at December 31, 2005, as management believes all deferred tax assets are fully realizable.

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005, consists of the following:

Furniture and equipment	$1,355,213
Premises	1,359,166
Software	359,777
Leasehold improvements	237,686
Land	111,650
Total	3,423,492
Less accumulated depreciation	2,017,613
Property and equipment—net	$1,405,879

5. GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2005, the Corporation had goodwill of $47.4 million and intangible assets of $1.1 million less accumulated amortization of $198,000. Intangible assets consist of customer lists and are amortized on a sum-of-years'-digits basis over 10 years. SFAS No. 142, "Goodwill and Other Intangible Assets," issued in June 2001, discontinued the practice of amortizing goodwill and initiated an annual review for impairment. Impairment is to be examined more frequently if certain indicators are encountered. The Corporation completed its most recent annual goodwill impairment test required by this Statement as of September 30, 2005 and determined that no impairment exists.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the receivable from clearing broker and payable to clearing broker and the payable to the Parent Company approximate their carrying amounts because of the short maturities of the instruments.

7. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Corporation is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. At December 31, 2005, the Corporation's net capital of $23.2 million exceeded its required net capital of $250,000 by $23.0 million.

8. GUARANTEES

The Corporation guarantees the collection of all margin account balances held by its brokerage clearing agent for the benefit of its customers. The Corporation is responsible for payment to its brokerage clearing agent for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance

held by the brokerage clearing agent as of December 31, 2005, was $54.5 million. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

9. RELATED-PARTY TRANSACTIONS

The receivable from the Bancorp of $8.6 million relates to employee and other costs paid by the Corporation on behalf of other Bancorp subsidiaries.

Included within securities owned is a money market investment the Corporation has with the Parent Company totaling $10.3 million. Also, all cash recorded on the statement of financial condition as of December 31, 2005, is on deposit with the Parent Company.

The Corporation maintained a revolving credit facility with the Bancorp. This revolving credit facility had been approved by the National Association of Securities Dealers as capital for purposes of the computation of net capital pursuant to rule 15c3-1. During 2005, the Corporation received a capital contribution of $30 million from the Parent Company, which was used to pay off the Corporation's outstanding borrowing, at which point the revolving credit facility was not renewed.

On February 28, 2005, the Corporation purchased a $1.1 million brokerage customer list and $10.5 million in associated goodwill from a wholly-owned subsidiary of the Bancorp. The customer list and goodwill is included in goodwill and intangible assets.

On May 1, 2005, the Corporation entered into an Amended and Restated Pledge Agreement ("Pledge Agreement") with the Parent Company. Under the Pledge Agreement, the Parent Company has agreed to extend credit to the Corporation in the principal amount of $100.0 million. Interest is paid monthly at a rate of 75 basis points in excess of LIBOR. The note is due May 1, 2006. The Corporation had outstanding borrowings totaling $24.8 million at December 31, 2005, which is recorded in payable to Parent Company.

Certain current and former employees of the Corporation are covered by a qualified defined benefit plan and/or a supplemental non-qualified retirement plan that are sponsored and administered by the Bancorp. The assets and obligations related to these plans were transferred to a subsidiary of the Bancorp in a previous year and, as such, there are no amounts recognized in the statement of financial condition related to these plans.

10. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The obligations classified as subordinated liabilities represent amounts due under agreements with certain executives providing for payments of deferred compensation benefits.

11. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements requiring minimum annual rentals as follows:

2006	$28,043
2007	20,848
2008	14,743

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2005, will not materially impact the Corporation's financial statements.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2005, the Corporation had no open transactions.

* * * * * *

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
P.O. Box 5340
Cincinnati, OH 45201-53‹0
USA

Tel: +1 513 784 7100
www.deloitte.com

February 28, 2006

Fifth Third Securities
38 Fountain Square Plaza
Cincinnati, Ohio 45263

In planning and performing our audit of the statement of financial condition of Fifth Third Securities, Inc (the "Corporation"), a wholly-owned subsidiary of Fifth Third Bank, for the year ended December 31, 2005 (on which we issued our report dated February 28, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.15 We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a

condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulations, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP